

September 24, 2021

Geoffrey McFarlane
Chief Executive Officer
Winc, Inc.
1745 Berkeley St, Studio 1
Santa Monica, CA 90404

 Re: Winc, Inc.
   Amendment No. 2 to Draft Registration Statement on Form S-1
   Submitted September 13, 2021
   CIK No. 0001782627

Dear Mr. McFarlane:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 13, 2021

Prospectus Summary
Winc: We Bring Everyone to the Table, page 1

1.   We note your amended disclosure in response to comment 1, and reissue the comment in part. In this regard, we note your disclosure on page 1 that "[o]ver the past two years [you] have grown by approximately 80% in case volume sold, with the sale of over 430,000 cases in 2020" and that your "growth is fueled by the joint capabilities of [y]our data-driven brand development strategy paired with a true omni-channel distribution network." Please balance this disclosure by also addressing the impact of COVID-19 on such growth.

General

2.	We note that you filed a registration statement on Form 10 with the Commission on August 27, 2021. To the extent that you revise either your Form 10 or this Form S-1 in response to our comments and/or on your own initiative, please ensure that you make conforming changes to both filings.

	 Please contact Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:	Drew Capurro